BURDETT, MORGAN, WILLIAMSON & BOYKIN, LLP

ATTORNEYS AT LAW

GERALD G. MORGAN, JR., P.C. «		CERTIFIED - TEXAS BOARD
PAUL H. WILLIAMSON, P.C.	3423 S. SONCY RD., SUITE 300	OF LEGAL SPECIALIZATION
TODD W. BOYKIN, P.C. ✦✢	AMARILLO, TEXAS 79119
WYATT L. BROOKS, P.C. ✷		« ESTATE PLANNING & PROBATE LAW
LEWIS COPPEDGE, P.C. ▲	PHONE (806) 358-8116	✦ COMMERCIAL REAL ESTATE LAW
SAMUEL S. KARR, P.C. ✚	FAX (806) 358-3154	✢ RESIDENTIAL REAL ESTATE LAW
C. JARED KNIGHT, P.C.	FAX (806) 358-1901	✷ CIVIL TRIAL LAW
JOANNA P. KIMBELL		▲ PERSONAL INJURY TRIAL LAW
MEGAN W. LANSFORD	WWW.BMWB-LAW.COM
BENJAMIN T. ZINNECKER		✚ ALSO LICENSED IN ARKANSAS
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THOMAS L. BURDETT, P.C. - OF COUNSEL
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WARLICK THOMAS - RETIRED 1999

February 20, 2009

(Revised as of March 12, 2009)

VIA US MAIL and FAX (703) 813-6984

Securities & Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:

Cicely LaMothe, Branch Chief

Re:

Church Loans & Investments Trust

Form 10K for the year ended March 31, 2008 and 10Q for the quarter ended September 30, 2008

File No. 000-08117

Dear Ms. LaMothe,

Please be advised that I represent Church Loans & Investments Trust (“Church Loans”).  Please find herein the responses of Church Loans to your comment letter dated February 5, 2009 as revised as of March 12, 2009 to include responses to your letter dated March 6, 2009.

FORM 10K FOR THE YEAR ENDED MARCH 31, 2008

Forward-Looking Statements Disclosure, page 1

1.

First of all, it would appear to Church Loans that its stock meets one or more of the exclusions from the definition of a “penny stock” provided by Rule 3a51-1.  Rule 3a51-1(g) excludes from the definition of a “penny stock” an issuer who has:

“(1) net tangible assets...in excess of $2,000,000, if the issuer has been in continuous operation for at least three years...; or

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(2) average revenue of at least $6,000,000 for the last three years.”

Church Loans’ net tangible assets appear to be in excess of $30,000,000 and its average revenue for the last three years appears to be in excess of $6,700,000.

Secondly, even if the stock of Church Loans is a “penny stock”, the Forward-Looking Statements Disclosure does not state that Church Loans is attempting by such disclosure to claim eligibility for the “safe-harbor” exemption.  Such disclosure is simply stating that any such words used in the filing which is forward looking are based upon current plans and expectations and are subject to risks and uncertainties.  Church Loans believes that providing such disclosure is in the best interest of full disclosure.  However, if Church Loans is classified as a “penny stock”, then Church Loans would agree to remove any reference to the “safe harbor” statutes in order to avoid any inference that the “safe harbor” exemptions apply.

Item 1: Business, page 1

2.

Additional description of Church Loans’ loan portfolio:

a.

Church Loans, as of March 31, 2008, held loans from borrowers located in 26 states and the District of Columbia.  The following table sets forth by state the number of loans and principal amount broken down between permanent loans and interim loans, prior to deduction for deferred commitment fees and mortgage discounts, as of March 31, 2008:

State	# of Loans	Permanent	Interim
Alabama	1	$99,574	$-0-
Arkansas	1	543,659	-0-
California	8	4,667,828	-0-
Connecticut	2	697,890	1,557,628
District of Columbia	1	-0-	762,860
Florida	16	6,731,891	2,540,115
Iowa	1	2,669,260	-0-
Illinois	3	5,330,867	1,235,000
Indiana	6	5,791,281	-0-
Louisiana	5	1,299,460	1,100,000
Maryland	5	921,662	19,481
Massachusetts	2	864,155	-0-
Michigan	1	80,827	-0-
Missouri	1	2,720,515	-0-
Nebraska	1	-0-	1,178,105
Nevada	2	723,909	-0-

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New Jersey	3	872,851	370,237
New York	10	5,840,588	1,248,969
North Dakota	1	629,302	-0-
Ohio	6	3,882,067	-0-
Oklahoma	3	673,999	-0-
Pennsylvania	1	86,895	-0-
South Carolina	1	1,133,978	-0-
Tennessee	6	1,455,812	-0-
Texas	25	8,971,930	2,177,190
Virginia	2	254,422	598,710
Washington	2	242,328	-0-
Totals		$57,186,950	$12,788,295

b.

As of March 31, 2008, the total principal amount outstanding on all loans, without deduction for unamortized purchase discounts and deferred commitment fees, was $69,975,245.  Net of unamortized purchase discounts and deferred commitment fees, the principal amount outstanding on all loans as of March 31, 2008 was $66,145,810.   The difference between the balance shown above of $69,975,245 and the balance as shown in Note 1 to the financial statements in Form 10K of $70,075,397 is $100,152 which represents church bonds held by Church Loans (see the next to last paragraph of this paragraph 2 for additional information relative to such church bonds).

c.

The maturity dates of the loans range from 1 year to 30 years with the weighted average maturity on permanent loans being 20.87 years.  Interim loans are typically due in 1 year or less.  The scheduled maturities during the five years subsequent to March 31, 2008 on Church Loans’ entire loan portfolio are as follows:

2009	$ 13,613,073
2010	4,480,150
2011	2,735,829
2012	2,881,567
2013	2,446,807

d.

The interest rates on the loans range from 5% to 12% as of March 31, 2008 and the weighted average interest rate on the loans as of March 31, 2008 was 8.39%.

e.

Although Church Loans can make loans with a debt-to-value ratio as high as 85%, most of Church Loans’ portfolio of loans were made with a debt-to-value ratio of not more than 66 2/3%.  Therefore, based upon that underwriting criteria and the seasoned nature of the loans, Church Loans believes that the principal amount outstanding on its total portfolio of loans to be less than 66 2/3% of the collateral appraised value securing these loans.  Church Loans requires and obtains an appraisal of the collateral prior to

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making a loan.  However, Church Loans does not normally obtain updated appraisals except in certain situations with regard to a loan in default.  Therefore, the above estimate of the collateral appraised value of the collateral securing Church Loans’ portfolio of loans is based upon the original appraisal of the property obtained at the time of making the loan.

f.

Specific Information Relating to Loans in Default and Non-Performing Loans as of March 31, 2008:

Following is a table that provides the principal balance outstanding, maturity date, interest rate, collateral appraised value and collateral fair value on each of Church Loans’ permanent and interim loans designated as either in default or non-performing.  Church Loans considers a permanent loan as “in default” if any required payment of principal or interest is more than 60 days past due and an interim loan is considered as “in default” if any required payment of principal or interest is more than 90 days past due.  “Non-performing” loans as defined by Church Loans are loans that have been classified as either “cash basis” or “capital recovery” (see explanation under “Revenue Recognition” under “Critical Accounting Policies” on page 4-5 of the 10K).   Management’s practice, in reviewing and grading the loan portfolio, is to first compare the present outstanding loan value to the original appraised value.  If the loan to value ratio on a particular loan is 50% or less, then management does not normally make a further investigation of fair value on the particular collateral.  However, if the loan to value ratio is greater than 50%, then management does determine, to the best of management’s ability, management’s opinion of the “fair value” of the collateral securing the loan.  Therefore, fair value is included for loans for which the loan to value ratio, based on the appraised value, is in excess of 50%.   Management assumes that for loans with a loan to value ratio, based on appraised value, of 50% or less that the fair value exceeds the outstanding loan balance.

Loan	Principal Outstanding	Maturity	Rate	Appraised Value of Collateral(1)	Fair Value of Collateral

Greater Life, Baltimore, MD	$ 9,426	11/01/2007	10.50%	$ 76,000	N/A

Holy Trinity, Brooklyn, NY	483,186	03/01/2026	9.50%	1,800,000	N/A

Crosspointe Baptist, Cincinnati, OH (2)	1,098,602	07/01/2037	10.25%	1,600,000	$1,600.000

Crosspointe Baptist, Cincinnati, OH (2)	130,546	07/01/2012	10.25%	1,600,000	1,600,000

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Rhema Word, Chicago, IL (3)	1,325,443	07/01/2025	9.50%	1,850,000	2,250,000

Spiritual Light, Detroit, MI	80,827	11/01/2014	9.75%	185,000	N/A

Our Savior’s Church, Houston, TX	296,438	03/01/2027	10.25%	508,300	508,300

True Light Trinity, Houston, TX (4)	669,407	06/01/2023	6.25%	1,100,000	850,000

Messiah MBC, Indianapolis, IN (5)	1,537,574	09/01/2010	7.30%	1,370,000	1,233,000

Global Christian, Richmond, CA (6)	271,745	1/01/2014	9.50%	640,000	N/A

Right Spirit, Spanish Fort, AL (7)	99,574	05/01/2014	9.25%	274,000	N/A

Cathedral of Faith, Tampa, FL	744,280	09/01/2024	6.75%	2,018,000	N/A

Arbor of Farmerville, Farmerville, LA	269,913	08/14/2026	6.50%	(8)	N/A

Arbor of Natchitoches, Natchitoches, LA	266,105	05/24/2026	7.25%	(9)	N/A

King Jesus Worship, Winnsboro, LA	670,828	03/01/2024	6.00%	1,600,000	N/A

Church of Pentecost, Chicago, IL (10)	1,235,000	09/01/2008	9.75%	1,970,000	1,970,000

RCCG - Bread of Life, Garland, TX (11)	40,319	02/01/2008	10.25%	1,290,000	N/A

Biltmore Group, West Monroe, LA (12)	1,100,000	06/01/2004	7.50%	1,213,000	1, 200,000

Capital Temple Church, Washington, DC (13)	762,860	12/01/2008	7.00%	1,300,000	1,100,000

Love Temple, Memphis, TN (14)	241,074	01/15/2007	5.00%	105,300	105,300

Project Love, Memphis, TN (14)	255,840	01/15/2007	5.00%	155,100	155,100

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(1)  Except as noted, appraised value is at or about the date the loan was made.

(2) These two loans have been refinanced and are now current.  The two loans are secured by the same property which has an appraised value of $1,600,000.  Therefore, the total debt secured by said property is $1,229,148 resulting in a loan to value ratio of 77%.  This loan is guaranteed by the denominational parent of the church.

(3)  The collateral consists of two separate properties.  The appraised value of one property is based upon an appraisal dated April 12, 2005 of $750,000.  The second property was appraised on July 21, 2004 at $1,100,000.  The church has entered into a contract for sale of the second property dated January 2009 that provides for a purchase price of $1,500,000.  Therefore, the combined appraised value of the properties securing the loan is $1,850,000 and, based upon the contract of sale, the fair value of the properties securing the loan is approximately $2,250,000.

(4)  The property securing this loan was sold for approximately $850,000 resulting in the loan being paid in full on April 23, 2008.

(5)  This loan was purchased from Regions Bank in 2007.  Church Loans’ carrying value of this loan is $1,047,460.  The appraised value is based upon a 2006 appraisal.  Therefore, the loan to value ratio based upon Church Loans’ carrying value of the loan is 76%.

(6)  Appraised value of the collateral is based on the most recent appraisal dated May 25, 2001.

(7)  The raw land securing this loan was appraised at $84,000 and the appraised value of the collateral with improvements is $274,000.

(8) Church Loans owned a 15% participating interest in this loan.  The property was foreclosed and sold on July 3, 2008, and Church Loans received $56,293 from the sale of the collateral during the nine-month period ended December 31, 2008.

(9)  Church Loans also owned a 15% participating interest in this loan.  The property was also foreclosed and sold on August 11, 2008, and Church Loans received $150,009 from the sale of the collateral during the nine-month period ended December 31, 2008.

(10)  This loan is secured by two properties.  One property valued at $1,150,000 and a second property valued at $820,000.  Both properties were appraised as of March 19, 2007.  Church Loans believes that the fair value of the collateral should be approximately equal to its March 19, 2007 appraised value.

(11)  This loan was paid in full on July 7, 2008.

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(12)  Church Loans recently obtained new appraisals of the properties securing this loan.  These appraisals contained a range of value from $844,500 to $1,213,000.

(13)  The appraised value of the property “as and when complete” is $1,300,000.  The fair value of $1,100,000 is based upon the fact that the improvements are not yet complete.

(14) These two loans were also purchased from Regions Bank in 2007.  The loans are made to related entities and the loans are secured by two separate properties.  It is our understanding that the loans are cross-collateralized.  There were no appraisals of the properties in the loan files obtained from Regions Bank.  Appraised value for the collateral listed in the table is the 2008 Tax Appraisal from the tax office of Shelby County, Tennessee.  Due to the acquisition of these loans from Regions Bank, Church Loans’ carrying value in these loans is less than the principal balance owing on the loans.  Church Loans’ carrying value in these loans is a total of $189,443 which results in a loan to value ratio of 73%.

In addition, Church Loans holds church bonds issued by various churches with principal balances outstanding totaling $50,076 which are also in default.

Church Loans holds 128 different church bonds in which Church Loans has invested, as of March 31, 2008, the sum of $100,152.  The principal balance owing on these bonds was $175,488 as of March 31, 2008.  Payments of some of these bonds are in default.  Most of the bonds are compound interest bonds for which payment is not yet due.  The bonds are secured by a first mortgage lien against the issuer’s property for the benefit of all of the outstanding bondholders.  Church Loans has no current information from the indenture trustee on the offering as to the value of the collateral securing the bonds.  Several years ago, Church Loans offered a bond finance program whereby Church Loans would make loans to church members that were secured by bonds being acquired by the individual which were issued by the church in which the individual was a member.  These bonds were acquired by Church Loans at foreclosure sales of the bonds which were collateral to secure notes owing by individuals owing to Church Loans pursuant to this bond finance program.  This program was ended due to the administrative cost of the program.  The rates of interest on these bonds range from 7% to 11%, with an weighted average interest rate of 9.89%, and the maturities range from August 25, 2004 to March 15, 2018.

Church Loans confirms that Church Loans will include similar disclosure in future filings with the Commission.

3.

Interim loans are short term loans to borrowers normally with a term of one (1) year or less.  These interim loans function as “bridge loans” that provide short term financing to a borrower that is obtaining long term permanent financing.  The long term permanent financing usually is the source of payment of the interim loan.  Most of Church Loans’ interim loans arise from two sources: (1) loans to churches that the source of

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permanent financing is a church bond offering; and (2) loans to churches for a construction project for which Church Loans is making the permanent loan.

Church Loans has for several years provided a unique kind of interim loan to churches buying properties, refinancing existing debt or constructing facilities for which the permanent financing was an offering of church bonds on a best efforts basis.  This type of interim loan is secured by a first lien on the borrower’s property securing jointly the amount owing to Church Loans and the sold bonds.  As the bonds are sold, the proceeds are used to retire the loan owing to Church Loans.  Therefore, the amount owing to Church Loans decreases as the bonds are sold.

Loans to churches for a construction project for which Church Loans is making the permanent loan are initially carried as an interim loan.  Once the construction project is completed, then the loan is converted to a permanent, amortized loan.  Both the interim and permanent loans are secured by a first mortgage against the borrower’s property.

Interest on interim loans is normally due monthly and the interest rate adjusts as and when the prime rate of interest changes, subject to applicable rate floors.

Permanent loans are fully amortized loans with monthly payments of principal and interest necessary to amortize the loan over the term of the loan.  Presently, Church Loans makes permanent loans for terms ranging from 15 to 30 years.  The interest rate on the permanent loans will be either an annual adjustable rate or fixed for 3 years, and then adjusts as the prime rate adjusts with a floor equal to the initial rate of the loan.  Recently, these loans have been made with an additional floor of not less than 5% on a 1 year adjustable loan and 6% on a 3 year adjustable loan.

Church Loans will provide in future filings a similar explanation of the meaning of “permanent and interim loans.”

4.

Church Loans makes note of your change of address and will use the correct address in future filings.

Item 2: Properties, page 3

5.

As of March 31, 2008, Church Loans owned one property that had been acquired through foreclosure which property is located in DeSoto, Texas.  This property was acquired as a result of the foreclosure of a defaulted loan owing to Church Loans by Rhema Christian Fellowship in DeSoto, Texas.  The property had a carrying value on the books of Church Loans of $1,735,650 as of March 31, 2008.  This property was originally a

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commercial property that was purchased by Rhema Christian Fellowship to convert into a property to be used by the church for offices, classes and an auditorium.  This property was sold by Church Loans in October, 2008 for $1,995,000 less closing costs, real estate commission, property taxes and other carrying costs and costs of sale of $183,274.  The purchaser of the property is a church and such church offered church bonds on a best efforts basis in order to pay the purchase price.  Therefore, Church Loans agreed to make a short term loan to the purchaser which said loan is being retired as and when the purchaser’s bonds are sold.  As of December 31, 2008, the principal outstanding balance of this loan was $721,105.

Church Loans agrees to provide similar disclosures in its future filings.

Part II, page 3

Item 5: Market for Registrant’s Common Equity...page 3

6.

As a real estate investment trust (REIT), dividends are based on taxable income which varies from net income reported in the financial statements because of temporary differences (differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years). Furthermore, as a REIT it is necessary that Church Loans distribute at least 90% of its taxable net income to its shareholders.  Therefore, dividends may from time to time exceed the net cash provided by operations.  In that event, the excess is paid from the net cash flows provided by investing activities and financing activities.

For the year ended March 31, 2008, dividends of $3,167,300 were paid from the following sources of cash:

Cash on hand at the beginning of the year	$95,412
Net cash flows from operating activities	1,881,000
Net cash flows from investing activities	7,470,453
Subtotal	$9,446,865
Less net cash flows used by financing activities prior to payment of dividends	(6,169,578)

Net cash flows available to pay dividends	$3,277,287
Less cash dividends paid	(3,167,300)

Cash on hand at the end of the year	$109,987

Church Loans agrees to provide similar disclosure in its future filings.

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Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

7.

Church Loans has not seen a material increase in loans that are in default in the last fiscal year or the most recent fiscal quarter.  Specific information on loans that are in default as of March 31, 2008 are included in item #2.f. above.  The following information is provided with regard to loans in default as of December 31, 2008 and the action being taken:

Specific Information Relating to Loans in Default and Non-Performing Loans as of December 31, 2008:

Loan	Principal Outstanding	Foreclosure Action Taken

Greater Life, Baltimore, MD	$ 8,026	None. Balance is small and church is making sporadic payments.

Holy Trinity, Brooklyn, NY	475,421	None. Church is making payments and is staying within 90 days of being current.

Rhema Word, Chicago, IL	1,307,091	None. Church is making payments.

Spiritual Light, Detroit, MI	77,060	None. Church is making payments. Balance is relatively small.

Global Christian, Richmond, CA	246,962	None. Church is making payments.

Right Spirit, Spanish Fort, AL	90,157	None. Church is making payments and is staying within 120 days.

Cathedral of Faith, Tampa, FL	741,402	None. Awaiting insurance settlement.

King Jesus Worship, Winnsboro, LA	651,951	None. Church is making payments.

Love Temple, Memphis, TN	237,576	Litigation pending involving this loan, arising out of a dispute within the church. Church is making sporadic payments.

Project Love, Memphis, TN	255,840	Litigation pending involving this loan, arising out of a dispute within the church. Church is making sporadic payments.

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Canaan COGIC, Memphis, TN	275,629	None. Church has begun making payments.

Word in Action, Houston, TX	757,053	None. Church is making payments and is less than 60 days past due.

Highland Heights, Memphis, TN	81,843	None. Church is making payments and is less than 60 days past due.

Eglise Evangelique, Orlando, FL	856,135	None. Church is making payments and is less than 90 days past due.

Igreja Batista, Pompano Beach, FL	265,157	None. Church is making payments and is less than 90 days past due.

Messiah MBC, Indianapolis, IN	1,537,574	None. Church is making weekly payments.

Biltmore Group, West Monroe, LA	1,100,000	Foreclosure has been initiated and is pending.

Capital Temple, Washington, DC	762,860	Problems with contractor. Church is making payments and is current but needs to complete construction. Renewed to 06/01/2009.

Ministerio Intl., Virginia Gardens, FL	2,500,000	Foreclosure has been initiated and is pending. Church is cooperating in a friendly foreclosure action.

As of December 31, 2008, Church Loans also held church bonds of $29,487 which were in default.

Church Loans agrees to provide similar disclosure in its future filings.

Table 2 - Mortgage Loans, Church Bonds and Interim Loans as of March 31, 2008 and 2007

8.

Church Loans confirms that it will revise future filings to clarify that the table reflects principal amounts outstanding, will provide a line item in future filings for non-performing loans, and will disclose how Church Loans defines “non-performing.”

“Non-performing” or “non-accrual” loans as defined by Church Loans are loans that have been classified as either “cash basis” or “capital recovery” (see explanation under “Revenue Recognition” under “Critical Accounting Policies” on page 4-5 of the 10K).

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9.

As we state in the section on “Liquidity and Capital Resources” (page 12 of the 10K), Church Loans liabilities represented by its line of credit owing to Amarillo National Bank in the amount of $12,903,000, as of March 31, 2008, matures December 31, 2008 and its liabilities represented by its Master Note Agreements in the amount of $24,537,391, also as of March 31, 2008, are in effect demand notes subject to payment on demand.  Church Loans remaining liabilities as of March 31, 2008 consist of accrued interest payable and other payables which are current liabilities due and payable as of March 31, 2008.

Due to the nature of Church Loans’ liabilities as set forth above, it appears that a revised or new table setting forth the maturity dates of its liabilities would not be necessary. However, if necessary, the following new table is provided pursuant to your request:

Maturity Dates of Month End Liabilities for Each Month in the Fiscal Year Ended

March 31, 2008

Month	Total Liabilities	Maturing 12-31-08	Demand/Current
April	$47,284,800	$ 24,505,000	$ 22,779,800
May	44,867,392	21,020,000	23,847,392
June	47,709,101	23,570,000	24,139,101
July	47,063,265	23,763,000	23,300,265
August	48,301,384	25,288,000	23,013,384
September	47,651,214	24,138,000	23,513,214
October	44,946,863	20,113,000	24,833,863
November	42,493,993	17,588,000	24,905,993
December	42,143,907	14,938,000	27,205,907
January	36,229,570	11,538,000	24,691,570
February	38,439,461	12,388,000	26,051,461
March	37,673,019	12,903,000	24,770,019

Church Loans confirms that it will include in future filings either a more detailed explanation of the maturity dates of its liabilities similar to the explanation above or a table similar to the above table setting forth the maturity dates of its liabilities as required by the Commission.

Liquidity and Capital Resources, page 12

10.

As of March 31, 2008, pursuant to the credit agreement with Amarillo National Bank dated January 31, 2006, Church Loans has one note owing to Amarillo National Bank.  The interest rate on this credit facility adjusts in accordance with the lesser of the 30-day, 60-day, 90-day or 180-day London Interbank Offered Rates (“LIBOR”) plus 1.6% or the J.P. Morgan Chase & Co. prime rate less 1%, as selected on the applicable adjustment dates by

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Church Loans.  As of March 31, 2008, the balance owing on this note was $12,903,000 and as of December 31, 2008, the balance owing was $16,015,000.  The note owing to Amarillo National Bank pursuant to the January 31, 2006 Loan Agreement matured December 31, 2008.  That note was extended to January 31, 2009 and a new Loan Agreement was entered into with the bank effective January 31, 2009 (“the 2009 Loan Agreement”) for a term of three years ending January 31, 2012.  The rate of interest owing on the obligation owing to the bank as of March 31, 2008 was 4.6863% and as of December 31, 2008 the rate of interest on the bank line of credit was 3.00%.

The amounts owing to Amarillo National Bank are secured by the portfolio of loans held by Church Loans.  Church Loans may borrow up to $35,000,000 pursuant to the 2006 loan agreement subject to a borrowing base calculation limit equal to 85% of the principal balance outstanding of the performing mortgage loans and church bonds held by Church Loans and 50% of the principal balance outstanding of the performing interim loans held by Church Loans.  Pursuant to that borrowing base calculation, Church Loans, as of December 31, 2008, could borrow up to the entire $35,000,000 line of credit.  The January 31, 2009 loan agreement contains a similar borrowing base requirement.

Pursuant to the loan agreements with Amarillo National Bank, Church Loans must also maintain stockholder’s equity of not less than $18,000,000.

As of December 31, 2008, Church Loans had 87 Master Note Agreements with 39 different parties.  These Master Notes had a balance owing as of December 31, 2008 of $20,316,023.  The rate of interest on these Master Notes is at the Wall Street Journal prime rate of interest less 1.25%.  As of December 31, 2008, the rate of interest on these Master Notes was 2.75%.  All of these Master Notes are due on demand except that without the consent of Church Loans a noteholder may not demand payment of more than $250,000 during any 30 day period.  These Master Notes are unsecured.

The loan agreement with Amarillo National Bank does provide that it is an event of default under such agreement if Church Loans defaults in the payment of any other indebtedness.  Therefore, a default by Church Loans in the payment or performance of a Master Note would be a technical event of default in Church Loans’ agreement with the bank.

Church Loans will provide similar disclosures in its future filings.

Part III, page 32

Item 10: Directors, Executive Officers and Corporate Governance, page 32

11.

Church Loans confirms that it will in future filings clearly provide the business experience of each director (i.e. member of the Board of Trust Managers) for the past five

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years.  Actually, the business experience reflected in Item 11 for each director is also their business experience for the past five years with the exception of:

a.

Steve Rogers is also a MAI real estate appraiser and owned The Steve Rogers Company, a real estate appraisal firm, until September, 2003.  Since September 2003, Mr. Rogers has worked as a commercial real estate agent in the Amarillo, Texas area; and

b.

E. Stan Morris, Jr. has been an employee of the public accounting firm of Brown, Graham & Company since November 2003.  Mr. Morris worked from January 2002 through October 2003 on a project basis for the accounting firm of Rea, Wisian & Associates, in Amarillo, Texas.

Item 11: Executive Compensation, page 34

(b) Trust Manager’s Compensation, page 34

12.

Please see the following table setting forth the Trust Managers’ compensation for the year ended March 31, 2008:

Compensation Paid to Trust Managers (i.e. Directors) during the fiscal year ended March 31, 2008:

Trust Manager	Fees earned or paid in cash	Stock Awards, Option Awards, Non-equity incentive plan compensation, Nonqualified deferred compensation earnings, and All other compensation	Total

Bill R. McMorries	$ 9,200	$0	$9,200
Larry G. Brown	6,600	0	6,600
Jack R. Vincent	6,800	0	6,800
Steven Rogers	7,000	0	7,000
Michael A. Bahn	7,200	0	7,200
Michael W. Borger	6,600	0	6,600
Stephen W. Myers (1)	1,900	0	1,900
E. Stan Morris, Jr. (1)	2,100	0	2,100
Alfred Smith (2)	4,300	0	4,300

Total	$51,700	$0	$51,700

Securities & Exchange Commission

March 13, 2009

(1) Elected to the Board of Trust Managers on January 7, 2008.

(2) Mr. Smith resigned as a Trust Manager on December 31, 2007.

None of the Trust Managers receive any stock awards, option awards, non-equity incentive plan compensation, non-qualified deferred compensation or other compensation other than monthly board fees paid in cash, and a $400 per day stipend when out of town on Trust business, both of which are included in “fees earned or paid in cash” in the above table.

Church Loans confirms that it will include a similar disclosure in its future filings.

(d) Compensation Committee Report, page 35

13.

These disclosures were made in an attempt to provide simple, but accurate, information relative to the things that the Compensation Committee considers in setting compensation.  However, as you have noted, Item 402(l) does not require such and Church Loans will delete such disclosure in its future filings.

Part IV

Item 15: Exhibits and Financial Statement Schedules, page 37

14.

The Master Note Agreements are the same for all Master Notes.  The Master Notes are a fairly simple Agreement consisting of 1 ½ pages and a Note consisting also of approximately 1 ½ pages.   The material terms of the Master Notes include an unsecured promise to pay by Church Loans, bearing interest at a rate equal to the Wall Street Journal Prime Rate less 1.25%, subject to a rate floor of 3% as of February 1, 2009, and being due and payable on demand and if no demand, then on July 1, 2010.  Most of these notes are held by Trust Managers, shareholders and other persons related to such Trust Managers or shareholders.

The main reason that the form of these Master Note Agreements was not included as an exhibit was simply that Church Loans felt that the material terms and conditions of the agreements were adequately described in the filing within the “Liquidity and Capital Resources” and “Inflation” sections.   However, Church Loans will agree to provide a copy of the form of the Master Note Agreement in applicable future filings.

Signatures, page 39

15.

Mr. Fowler serves in the capacity of controller and principal accounting officer of Church Loans.  Church Loans will make this clear in all future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Securities & Exchange Commission

March 13, 2009

Financial Statements and Notes

16.

The allowance for credit losses is based on an amount that is adequate in the opinion of the Audit Committee, based upon input from management, to absorb losses inherent in the existing loan portfolio.  This evaluation includes a review of a quarterly grading methodology performed by management on impaired loans.   Impaired loans include non-performing loans, which have been placed on non-accrual status.  At September 30, 2008, impaired loans were approximately $12,407,000 and $11,639,000 at March 31, 2008, while non-performing loans were $6,823,492 as compared to $5,930,850 at March 31, 2008.  Although impaired loans have increased slightly from March 31, 2008, the allowance has decreased reflecting changes in the portfolio of existing loans.  The allowance at March 31, 2008, reflects three impaired loans totaling $1,205,426 with an allowance reserve of approximately $400,000, which have subsequently paid off and are not reflected in the allowance for credit losses at September 30, 2008.  In other words, based on the quarterly grading methodology performed by management and reviewed by the Audit Committee, Church Loans’ opinion is that the amount of impaired loans has increased slightly, however, the loans now classified as impaired status do not represent as much of a risk of loss as was present as of March 31, 2008.

In calculating its reserve for credit losses, Church Loans does take into account probable credit losses inherent in the remaining portion of its loan portfolio.  In calculating the allowance, 1% of the outstanding balance of its loan portfolio of permanent and interim mortgage loans that have not been identified as impaired is reserved for.    In addition, 2% of the outstanding balance of half of its church bonds is reserved for and an additional 50% of the remaining half of its church bonds is reserved for.

Other than the addition of the loan to Ministerio Intl., Virginia Gardens, Florida in the amount of $2,500,000 to the loans in default, the amount of loans in default has actually decreased from March 31, 2008 to December 31, 2008.  Therefore, Church Loans, with the exception of this one loan, has not, at this time, experienced a significant impact on the performance in its loan portfolio during the current economic environment.  However, Church Loans will continue to closely monitor its loans in default and will, of course, increase the reserve as necessary.  Management and the Board of Trust Managers review the loans in default each month.  The Audit Committee reviews and adjusts, as necessary, the allowance for credit losses each quarter.

Securities & Exchange Commission

March 13, 2009

The following table discloses the activity, on a quarterly basis, relating to the allowance for credit losses since March 31, 2008:

March 31, 2008 balance	$1,786,477

Increases during the quarter	-0-

Charge offs during the quarter	-0-

June 30, 2008 balance	1,786,477

Increases during the quarter	95,000

Charge offs during the quarter	(329,717)

September 30, 2008 balance	1,551,760

Increases during the quarter	-0-

Decreases during the quarter	-0-

December 31, 2008 balance	1,551,760

Church Loans will consider similar disclosures in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

17.

Church Loans continues to pursue quality loans.  Church Loans receives many inquiries for loans.  However, many of those inquiries over the past 12 months have not met Church Loans underwriting standards.  Church Loans believes that its underwriting standards is one of the reasons why Church Loans has not been significantly impacted by the recent economic downturn.  As you will note, Church Loans has not seen a significant increase in defaulted loans.  Furthermore, some of the decrease in our loan portfolio probably is the result of the aggressive pursuit of our traditional loan customers by banks and other lenders.  However, presently, we are seeing less competition for these loans by banks and, in fact, it appears that some banks are attempting to liquidate their holdings of church loans that the banks acquired over the past few years.

Our interim loans come primarily from two sources.  One source is interim bridge loans for churches that are issuing church bond offerings on a best efforts basis.  Over the years, Church Loans has had many referrals from broker dealers who assist churches in bond offerings.  These referrals resulted in a good source of interim loans or what is commonly referred to as “bridge loans” pursuant to which Church Loans provided the church with the funds to acquire a property, re-finance existing debt or start construction until the funds from the bond offering were available.

However, this source of interim loans has diminished over the past several years for several reasons.  First of all, one particular broker dealer that Church Loans was the

Securities & Exchange Commission

March 13, 2009

primary provider of such interim loans has looked to other competing financial competitors, including some banks, for this product.  These competitors could provide this service at rates and terms that were difficult for Church Loans to compete with.  Due to recent economic events, Church Loans believes that there may be a return of this possible source of business.

Secondly, as mentioned above, the aggressive nature of banks and other lenders into the church lending market during the fiscal year ended March 31, 2008 and the six months ending September 30, 2008, appears to have diminished the number of traditional church bond offerings.  Therefore, since there were fewer church bond offerings, then there were fewer churches in need of interim loans.

Thirdly, with interest rates dropping toward the end of the fiscal year ended March 31, 2008 and the first part of the fiscal year ending March 31, 2009, it appeared that church bond offerings that were made on a best efforts basis were sold more quickly due to the higher rates of interest on such bonds.  As a resulted, many churches did not need interim loans due to the fact the bonds sold fast enough to meet the churches liquidity needs.  Or, if an interim loan was made, the loan paid off much faster.  Therefore, the average number of days that an interim loan stayed on Church Loans’ books shortened.

The other source of interim loans to Church Loans are loans for which Church Loans has agreed to make the permanent loan but are treated and carried as interim loans during the construction phase.  Once construction is finished, then the loan is converted to a permanent amortized loan and then carried and treated as a permanent loan.  Permanent loans have slightly increased as some interim loans have moved into permanent status by design.  Also, more of the loans that Church Loans has recently made have been acquisitions rather than construction and, therefore, never were treated as interim loans.   We would anticipate that with the current economic realities that the acquisition of existing church properties may be more affordable than construction of new properties and, therefore, this may be a continuing trend.

We have recently seen a significant increase in loan requests.  It appears that this may be the result of the move by banks and other lenders away from this type of lending as a result of the present economic conditions.  Furthermore, we have seen several opportunities to purchase existing church loans from banks who are needing to liquidate some of their existing loans.  Church Loans believes that the present economic condition actually provides a very good opportunity for Church Loans and based on such, Church Loans has recently enlarged its credit facility with Amarillo National Bank from $35,000,000 to $49,000,000.

During the credit situation caused by the failure of many savings and loans and banks during the late 80s and early 90s, Church Loans grew its portfolio through the very profitable acquisition of several packages of loans from the FDIC and Resolution Trust

Securities & Exchange Commission

March 13, 2009

Corporation (RTC).  It appears that the present economic environment may create a similar opportunity for Church Loans.

Although, the present economic downturn may decrease the number of churches seeking to acquire or construct facilities, at this time, Church Loans is seeing a steady, if not increasing, request for loans and opportunities to acquire loans.  Therefore, Church Loans believes that its loan portfolio will actually increase in the near term.

Furthermore, at the present time, Church Loans is not seeing a significant increase in defaulted loans in its portfolio.  Church Loans anticipates that if churches experience a decrease in contributions, then churches will first cut programs.  Church Loans anticipates that only in the most dire situations will a church not make its mortgage payment and risk losing its property especially considering the equity that most of Church Loans’ borrowers have in their property due to the more conservative lending criteria that Church Loans has historically used.

Church Loans appears to be able to maintain and, in fact, increase its necessary financing.  As mentioned, Church Loans recently increased its credit facility from $35M to $49M.  Furthermore, although Master Note balances have decreased from $22,912,791 as of December 31, 2007 to $20,316,023 as of December 31, 2008 (a decrease of 11.3%), Church Loans believes that the Master Notes will continue to be a dependable source of financing.  At the January 27, 2009 meeting of the Board of Trust Managers, Church Loans instituted a 3% floor on the rate it pays on such Master Notes as of February 1, 2009 in a move to encourage the maintenance of this source of funding.

Church Loans will include in future filings a similar discussion and disclosure as set forth above.

Certifications

18.

Church Loans confirms that the certifications were signed in a personal capacity by the signing officers and Church Loans will revise its certifications in future filings to exclude the title of the certifying individual from the opening sentence.

The required acknowledgment of Church Loans is enclosed herewith.

As I mentioned via telephone with your office, at the time of receipt of your comment letter, Church Loans was in the final stages of the preparation of its Form 10Q for the period ending December 31, 2008.  Therefore, the disclosures and changes contained in this response are not included in such Form 10Q.  However, Church Loans confirms that such disclosures, as applicable, will be included in future filings.

Securities & Exchange Commission

March 13, 2009

Thank you for the opportunity to submit this response to your comment letter of February 5, 2009 as revised to also address your comment letter of March 6, 2009.

If you have any questions or additional comments or need any additional information, please contact the undersigned.

Sincerely yours, BURDETT, MORGAN, WILLIAMSON & BOYKIN, LLP

By_/s/ Gerald G. Morgan Jr. .
Gerald G. Morgan, Jr.

GGMjr:jpk

cc:

Church Loans & Investments Trust

Securities & Exchange Commission

March 13, 2009

ACKNOWLEDGMENT

Church Loans & Investments Trust, by and through the undersigned officers, does hereby acknowledge the following:

1.

That the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

That the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed this 20th day of February, 2009.

Church Loans & Investments Trust

By /s/ M. Kelly Archer                        .

M. Kelly Archer

President and CEO

(Principal Executive Officer)

By /s/ Robert E. Fowler                       .

Robert E. Fowler

Senior Vice-President and CFO

(Principal Accounting Officer)